SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 10, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: One Nokia stock exchange release dated February 10, 2021:

•	Changes in Nokia Corporation's own shares

1 (1)

Nokia Corporation
Stock Exchange Release
February 10, 2021 at 18:15 (CET +1)

Changes in Nokia Corporation's own shares

Espoo, Finland – A total of 11 835 072 Nokia shares (NOKIA) held by the company were today transferred without consideration to participants of Nokia's equity-based incentive plans in accordance with the rules of the plans. The transfer is based on the resolution of the Board of Directors to issue shares held by the company to settle its commitments to participants of the plans as announced on February 4, 2021.

The number of own shares held by Nokia Corporation following the transfer is 34 671 066.

About Nokia

We create the critical networks and technologies to bring together the world’s intelligence, across businesses, cities, supply chains and societies.

With our commitment to innovation and technology leadership, driven by the award-winning Nokia Bell Labs, we deliver networks at the limits of science across mobile, infrastructure, cloud, and enabling technologies.

Adhering to the highest standards of integrity and security, we help build the capabilities we need for a more productive, sustainable and inclusive world.

For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2021		Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate